UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

OpenTV Corp.

(Name of Issuer)

Class A ordinary shares, no par value

(Title of Class of Securities)

G67543101

(CUSIP Number)

Daniel J. Donoghue

Discovery Group I, LLC

191 North Wacker Drive

Suite 1685

Chicago, Illinois 60606

(312) 265-9600

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

June 8, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G67543101

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 10,567,654

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 10,567,654

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,567,654

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%

14.	Type of Reporting Person PN

CUSIP No. G67543101

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 12,310,736

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 12,310,736

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,310,736

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 11.4%

14.	Type of Reporting Person OO

CUSIP No. G67543101

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 12,310,736

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 12,310,736

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,310,736

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 11.4%

14.	Type of Reporting Person IN

CUSIP No. G67543101

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 12,310,736

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 12,310,736

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,310,736

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 11.4%

14.	Type of Reporting Person IN

Item 1.   Security and Issuer

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the Class A ordinary shares, no par value (the “Class A Shares”), of OpenTV Corp., a company incorporated in the British Virgin Islands (the “Company”), which has its principal executive offices at 275 Sacramento Street, San Francisco, California 94111.  This Amendment No. 2 amends and supplements, as set forth below, the information contained in Item 4 of the Schedule 13D filed by the Reporting Persons with respect to the Company on December 18, 2008, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on April 2, 2009 (as so amended, the “Schedule 13D”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D.  Except as amended by this Amendment No. 2, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 2.

Item 4.   Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented to add the following:

On June 8, 2009, the Reporting Persons sent a letter to the Company’s board of directors (the “Board”) proposing that OpenTV offer to repurchase all of the Company’s shares currently owned by Kudelski SA (“Kudelski”) for $1.35 per share.  The Reporting Person’s recommendation follows a recently concluded process by which Kudelski attempted, but failed, to take full ownership of the Company.  In the letter, the Reporting Persons express their view that recent disclosures by Kudelski suggest that its primary ambition is to maintain unfettered access to excessive idle cash at OpenTV, amounting to $114.2 million at March 31, 2009, in order to pursue large-scale acquisitions and capital spending projects for the benefit of Kudelski’s global enterprise.  Because the Reporting Persons believe these acquisitions would not serve the best interests of OpenTV’s U.S. shareholders, which hold a majority economic stake of 68%, the Reporting Persons suggest that a better alternative would be for OpenTV to use about half its available cash to buy-out Kudelski for approximately $60 million.  This transaction presumably would provide Kudelski with the funds it needs for its own expansion while leaving OpenTV with enough residual liquidity to safely operate its business and to fund its promising growth opportunities.  The Reporting Persons also express their belief that the repurchase of all of the Company’s shares held by Kudelski would allow the Company to restructure the Board and allow management to set the strategic direction of the company on a course that maximizes the risk-reward opportunity for its U.S. public shareholders.  On June 9, 2009, the Reporting Persons also issued a press release with respect to these matters.  Copies of the letter to the Board and the press release are attached as Exhibit 4 and Exhibit 5, respectively, to this Schedule 13D and are incorporated by reference herein.

Item 7.   Material to Be Filed as Exhibits

1.	Joint Filing Agreement, dated as of June 9, 2009, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

2.	Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008 (previously filed as Exhibit 2 to the Schedule 13D filed December 18, 2008).

3.	Power of Attorney of Michael R. Murphy, dated as of April 28, 2008 (previously filed as Exhibit 3 to the Schedule 13D filed December 18, 2008).

4.	Letter to the Board of Directors of OpenTV Corp., dated June 8, 2009.

5.	Discovery Group press release, dated June 9, 2009.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2009

DISCOVERY GROUP I, LLC,
for itself and as general partner of
DISCOVERY EQUITY PARTNERS, L.P.

By:	Michael R. Murphy*
	Name:	Michael R. Murphy
	Title:	Managing Member

Daniel J. Donoghue*
Name: Daniel J. Donoghue

Michael R. Murphy*
Name: Michael R. Murphy

*By:	/s/ Mark Buckley
	Name:	Mark Buckley
	Title:	Attorney-in-Fact for Daniel J. Donoghue
Attorney-in-Fact for Michael R. Murphy

EXHIBIT INDEX

1.	Joint Filing Agreement, dated as of June 9, 2009, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

2.	Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008 (previously filed as Exhibit 2 to the Schedule 13D filed December 18, 2008).

3.	Power of Attorney of Michael R. Murphy, dated as of April 28, 2008 (previously filed as Exhibit 3 to the Schedule 13D filed December 18, 2008).

4.	Letter to the Board of Directors of OpenTV Corp., dated June 8, 2009.

5.	Discovery Group press release, dated June 9, 2009.